*4
411



SECURIT[illegible]SION

10030684

EC Mail Processing Section

MAR 30 2010

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67568

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Seapine Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Glenville Street
(No. And Street)

Greenwich,	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Zimmel — (203) 485-7125
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Schenker & Rosenblatt, LLC
(Name - *if individual state last, first, middle name*)

One University Plaza, Suite 311	Hackensack	NJ	07601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William J. Kidd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seapine Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLARICE E. WEBB
NOTARY PUBLIC
State of Connecticut
My Commission Expires
March 31, 2012

Clarice E Webb
Notary Public

Will J Kidd
Signature

Manager
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAPINE SECURITIES, LLC
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2009

SCHENKER & ROSENBLATT, LLC
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS


SCHENKER
&
ROSENBLATT
L.L.C.
Certified
Public
Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' of:
Seapine Securities, LLC
(A Development Stage Company)

We have audited the accompanying statement of financial condition of Seapine Securities, LLC (A Development Stage Company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Seapine Securities, LLC (A Development Stage Company) as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Schenker & Rosenblatt, L.L.C.

Hackensack, NJ
March 23, 2010

Schenker & Rosenblatt, LLC
Certified Public Accountants

ONE UNIVERSITY PLAZA, SUITE 311 • HACKENSACK, NJ 07601
TELEPHONE (201) 525-1222 FAX (201) 525-1004
WWW.SnRCPAS.COM INFO@SnRCPAS.COM

Seapine Securities, LLC
(A Development Stage Company)
Statement of Financial Condition
December 31, 2009

Assets

Cash	$ 145,635
Receivable from clearing organization	100,189
Other assets	30,104
	275,928
Property and equipment:	
Equipment	171,800
Furniture and Fixtures	9,639
Accumulated depreciation	(21,557)
Total Property and equipment - net	159,882
Total Assets	435,810

Liabilities and Members' Equity

Accounts payable and accrued expenses	116,837
Total liabilities	116,837
Members' equity (including deficit accumulated during development stage of $1,599,279)	318,973
Total Liabilities and Members' Equity	$ 435,810

See accompanying notes to the financial statements

NOTE 1 – DESCRIPTION OF THE COMPANY

Seapine Securities, LLC (A Development Stage Company) (the "Company") formed on November 26, 2006 is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in riskless principal trading of fixed income securities, private placement of securities and corporate finance advisory services. The Company received its FINRA approval for membership on August 7, 2007. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

NOTE 2 – DEVELOPMENT STAGE OPERATIONS

The Company has been in the development stage since its formation on November 26, 2006. The Company has been aggressively seeking issuers looking to raise capital through private placement.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Revenue and Expense Recognition:
Revenues are recognized as earned and realization is reasonably assured. Expenses are recognized as incurred.

Income Taxes:
No provision for federal and state income taxes is required since, as a partnership, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their tax returns. In accordance with U.S. generally accepted accounting principles regarding accounting for uncertainties in income taxes, management has analyzed the Company's tax positions taken on federal and state income tax returns for all open tax years (the current and prior three years) and has concluded that no provision for income tax is warranted.

Estimates:
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 4 – RECEIVABLE FROM CLEARING ORGANIZATION

The clearing and depository operations for customers' securities transactions are provided by one clearing broker pursuant to a fully disclosed clearing agreement with the Broadcourt Division of Merrill Lynch, Pierce, Fenner & Smith Inc. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2009, there were no outstanding trades and, no securities were owned by customers.

At December 31, 2009, the receivable from the clearing organization consists of the following:

Deposits at clearing organization	$ 100,067
Receivable from clearing organization	122
	$ 100,189

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $100,000, whichever is greater. At December 31, 2009, the Company had net capital of $128,988 which was $28,988 in excess of its required net capital of $100,000.

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company enters into riskless principal transactions of fixed income securities. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between trade date and settlement date in the event clients and other counter parties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 7 – RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the Company and its affiliate, the Company pays a monthly administrative fee for utilizing certain resources of the affiliate. The Company was charged $24,000 for year ended December 31, 2009 and $58,000 for the period of inception through December 31, 2009. The amount due of $58,000 was forgiven by the affiliate and contributed to capital as of December 31, 2009.

NOTE 8 – SUBSEQUENT EVENTS

Effective, January 1, 2010, the Company has executed a revised membership agreement with FINRA which will reduce its minimum net capital requirement from $100,000 to $5,000.

In January, 2010, certain former employees of the Company have threatened litigation against the Company in connection with their termination. The asserted claims allegedly relate to unpaid wages of approximately $261,000 plus related penalties. The Company contends that the former employees asserted claims are completely without merit and will vigorously defend itself against these claims. It is further noted that this threatened litigation is in its discovery stage and as such, the ultimate outcome is not known.

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through March 23, 2010, the date the financial statements were issued. Based on this evaluation, no disclosure or adjustments (except as previously stated) were required to the financial statements as of December 31, 2009.